UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.1)*

VERAMARK TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

92335110
(CUSIP Number)

John C. Rudolf Summit Capital Management, LLC 600 University Street, Suite 2304 Seattle, Washington 98101 (206) 447-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92335110	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Summit Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,282,840 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 9,075,571 outstanding shares of common stock of the Company, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2007. The Reporting Persons note that the percentage ownership of the Company’s common stock on a fully diluted basis is significantly lower than reported herein due to the large number of stock options, owned by the Company’s management, directors and former management.

SCHEDULE 13D

CUSIP No. 92335110	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Summit Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,282,840 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (2)
14	TYPE OF REPORTING PERSON OO

(2) See footnote 1 above.

SCHEDULE 13D

CUSIP No. 92335110	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Summit Special Situations Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,282,840 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,282,840 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,282,840 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14% (3)
14	TYPE OF REPORTING PERSON PN

 (3) See footnote 1 above.

SCHEDULE 13D

CUSIP No. 92335110	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Farragut Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 240,650 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 240,650 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,650 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65% (4)
14	TYPE OF REPORTING PERSON* OO

 (4) See footnote 1 above.

SCHEDULE 13D

CUSIP No. 92335110	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON John C. Rudolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,523,490 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,523,490 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,490 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.79% (5)
14	TYPE OF REPORTING PERSON* IN

 (5) See footnote 1 abov

CUSIP No. 92335110	Page 7 of 9 Pages

The Schedule 13D filed on February 14, 2008 by (i) Summit Capital Management, LLC (“Summit Capital Management”), (ii) Summit Capital Partners, LLC (“Summit Capital Partners”), (iii) Summit Special Situations Fund, LP (“Summit Special Situations”), (iv) Farragut Partners LLC (“Farragut”) and (v) John C. Rudolf, a natural person (“Rudolf” and collectively with Summit Capital Management, Summit Capital Partners, Summit Special Situations and Farragut, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Stock”) of Veramark Technologies, Inc. (the “Company”), a Delaware corporation, is hereby amended by this Amendment No. 1. Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons purchased the shares of Common Stock of the Company solely for investment purposes.

On March 3, 2008, Summit Capital Management, on behalf of the Reporting Persons, sent a letter to the Company’s board of directors. A copy of this letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Company’s Common Stock, the Company’s operations, assets, prospects, and business development, the Company’s management, Company-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons may discuss their investment in the Company and the foregoing investment considerations with other stockholders, management, the Board of Directors, existing or potential strategic partners or competitors of the Company, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of alternatives to increase stockholder value, including, without limitation, maintenance of the Company as a stand-alone entity, a sale of the Company to an appropriate buyer, a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, or a change in the present Board of Directors and/or management of the Company. In addition, the Reporting Persons may acquire additional Company securities or may determine to sell, trade or otherwise dispose of all or some holdings in the Company in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives mentioned above.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

CUSIP No. 92335110	Page 8 of 9 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended as follows:

Exhibit 99.2	Letter dated March 3, 2008 from Summit Capital Management to the Company.

CUSIP No. 92335110	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

SUMMIT CAPITAL MANAGEMENT, LLC

	By:	/s/ John C. Rudolf
Name: John C. Rudolf
Title: President

SUMMIT CAPITAL PARTNERS, LLC

	By:	/s/ John C. Rudolf
Name: John C. Rudolf
Title: Managing Member

SUMMIT SPECIAL SITUATIONS FUND, LP

	By:	Summit Capital Partners, LLC,
General Partner

	By:	/s/ John C. Rudolf
Name: John C. Rudolf
Title: Managing Member

FARRAGUT PARTNERS, LLC

	By:	/s/ John C. Rudolf
Name: John C. Rudolf
Title: Managing Member

/s/ John C. Rudolf
John C. Rudolf